Exhibit 1.01

Ducommun Incorporated

Conflict Minerals Report

For The Year Ended December 31, 2024

This Conflict Minerals Report of Ducommun Incorporated (the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2024 has been prepared to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule requires disclosure of certain information by SEC registrants that manufacture or contract to manufacture products when the minerals specified in the Rule are necessary to the functionality or production of those products. The materials specified in the Rule are gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives which are limited to tantalum, tin and tungsten (collectively, “3TG”).

We operate through two primary strategic businesses, Electronic Systems (“ES”) and Structural Systems (“SS”). We identified the following products (the “covered products”) that may contain necessary 3TG that we manufactured or contracted to manufacture during 2024:

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ES – Complex cable assemblies and interconnect systems, printed circuit board assemblies, and higher-level electronic, electromechanical and mechanical assemblies, and lightning diversion systems for aerospace, defense and other selected end-use markets; and

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SS – Structural components, structural assemblies and bonded components, consisting of aluminum, titanium, Inconel, composite materials, ammunition handling systems, precision profile extrusions and extruded assemblies, and magnetic seals for aerospace and defense end-use markets.

Our supply chain is complex, and there are generally multiple tiers between the 3TG mines and our direct suppliers. We do not purchase 3TG directly from mines, smelters or refiners. We must therefore rely on our direct suppliers to work with their upstream suppliers in order to provide us with information about the origin of 3TG that are included in our products.

We have designed our due diligence measures with the intent to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition and related Supplement on Gold and Supplement on Tin, Tantalum and Tungsten.

We have adopted a Conflict Minerals Policy which is publicly available at https://www.ducommun.com/dco/conflictminerals.aspx.

We have established an executive steering committee, led by our vice president of supply chain management, and supported by subject matter experts from operations, supply chain management, finance and legal, to oversee the due diligence process. We have established a centralized database and document repository of supplier responses in support of our due diligence measures.

Due to the complexity of our supply chain, we utilized a risk-based approach that focused on our major suppliers. Suppliers identified through this risk-based approach represented approximately 96% of our purchases of raw materials and components in 2024, compared to approximately 94% in 2023.

We requested that these suppliers provide information to us regarding their 3TG and corresponding smelters and refiners using the template developed by the Responsible Minerals Initiative (“RMI”), known as the Conflict Minerals Reporting Template (the “Template”). The Template is designed to facilitate disclosure of information regarding smelters and refiners that provide material to a manufacturer’s supply chain, and it includes questions regarding a direct supplier’s conflict-free policy, due diligence process, and supply chain, including the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

We received responses from just over 60% of the surveyed suppliers in 2024 and approximately 60% in 2023. We reviewed the responses received from these suppliers for completeness and worked with them in an effort to obtain revised responses where information initially provided was incomplete. We also communicated with unresponsive suppliers to encourage them to provide us with the requested information.

As discussed above, we do not have direct relationships with smelters or refiners, and we do not perform direct audits of these entities’ supply chains. However, we support the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing, such as the RMI’s Responsible Minerals Assurance Process.

We intend to continuously improve our due diligence process to further mitigate risks by (i) increasing the number of suppliers requested to provide us with 3TG information, (ii) engaging with suppliers and directing them to information and training resources in an attempt to increase the response rate and improve the content of supplier responses, and (iii) working with relevant trade associations to define best practices and encourage responsible sourcing of 3TG.

Based on the due diligence described in this Report, we do not have sufficient information regarding the smelters and refiners that processed the necessary 3TG in the covered products to determine whether the 3TG originated in the Democratic Republic of the Congo or adjoining countries or came from recycled or scrap sources, or to determine the countries of origin of that 3TG or the facilities used to process that 3TG. Our efforts to determine the mine or location of origin of the 3TG in the covered products consisted of the due diligence measures described in this Report, including our efforts to seek information from suppliers using the RMI’s Template.

This Report is publicly available at

http://phx.corporate-ir.net/phoenix.zhtml?c=70735&p=irol-sec